March 30, 2015

VIA EDGAR CORRESPONDENCE

The Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kamyar Daneshvar, Attorney Advisor

Re: Axalta Coating Systems Ltd. Registration Statement on Form S-1 File No. 333-202812

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 25, 2015 and the date hereof the number of Preliminary Prospectuses dated March 25, 2015, which were furnished to 13 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others was approximately 3,500.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 12:00 p.m., Eastern time, on Wednesday, April 1, 2015 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

As Representatives of the several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Paul Smith
Name:	Paul Smith
Title:	Managing Director

GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
Name:	Adam Greene
Title:	Vice President

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name:	John Reed
Title:	Managing Director

By:	/s/ Stephen Lambrix
Name:	Stephen Lambrix
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey G. Paul
Name:	Geoffrey G. Paul
Title:	Executive Director